Hi Christopher,

My name is Roderick, and I'm one of the founders of Spinn.

I'm writing to let you know about a really cool opportunity for Spinn owners. But first I just wanted to say thank you.

Serge and I started Spinn with an idea to revolutionize the coffee industry — and now we have over 70,000 users, an incredible new coffee brand, and a machine that's 10x better than we ever imagined. So much of this success is due to you — you believed in our vision, you bought the machine, you showed it to your friends, you gave us amazing feedback. Thank you!

We want to invite you into the process of disrupting the massive $362 billion global coffee market (which, by the way, is filled mostly with super expensive espresso machines and super wasteful pod makers). Spinn is the future of coffee, and we want you to be a part of that future with us.

We're excited to announce that **Spinn is launching a community investment round**. This is a unique opportunity to invest at the same valuation terms as renowned venture capitalists like Spark Capital, Amazon's Alexa Fund, and Bar9 Ventures. We have so much more information about this coming soon, so stay tuned and sign up for updates. If you're already interested, you can sign up for updates here.

All of my gratitude to you for your support along this journey. And to be updated about our community investment round, just click here. I look forward to having you on board in this new way — as an investor!

Cheers,
Roderick and Serge











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